Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-190216

March 6, 2015

PPG INDUSTRIES, INC.

Issuer:	PPG Industries, Inc.	PPG Industries, Inc.

Title of Securities:	0.875% Notes due March 13, 2022	1.40% Notes due March 13, 2027

Long-Term Debt Ratings*:	Moody’s: Baa1 (positive) Fitch: A- (stable) S&P: A- (stable)	Moody’s: Baa1 (positive) Fitch: A- (stable) S&P: A- (stable)

Format:	SEC Registered	SEC Registered

Principal Amount Offered:	€600,000,000	€600,000,000

Trade Date:	March 6, 2015	March 6, 2015

Settlement Date (T+5):	March 13, 2015	March 13, 2015

Maturity Date:	March 13, 2022	March 13, 2027

Listing:	PPG Industries, Inc. intends to apply to list the Notes on the New York Stock Exchange	PPG Industries, Inc. intends to apply to list the Notes on the New York Stock Exchange

Price to Public:	99.555% of the principal amount offered	98.628% of the principal amount offered

Coupon:	0.875% per annum	1.400% per annum

Yield to Maturity:	0.941%	1.526%

Spread to Benchmark Security:	B+88.7 bps	B+116.8 bps

Benchmark Security:	B 2.00% due January 4, 2022	B 0.50% due February 15, 2025

Benchmark Security Spot and Yield:	113+/-25; 0.054%	101 +/-38; 0.358%

Interest Payment Date:	March 13 of each year, commencing on March 13, 2016	March 13 of each year, commencing on March 13, 2016

Make-Whole Call:	The greater of par or make-whole at the applicable Comparable Government Bond Rate (as defined in the prospectus supplement) plus 15 bps	The greater of par or make-whole at the applicable Comparable Government Bond Rate (as defined in the prospectus supplement) plus 20 bps

Par Call:	On or after December 13, 2021	On or after December 13, 2026

CUSIP/ISIN:	693506BJ5/XS1202212137	693506BK2/XS1202213291

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Book-Running Managers:	BNP Paribas Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Mitsubishi UFJ Securities International plc	BNP Paribas Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Mitsubishi UFJ Securities International plc

Senior Co-Managers:

Banca IMI S.p.A

BNY Mellon Capital Markets LLC

Banco Bilbao Vizcaya Argentaria, S.A.

Citigroup Global Markets Limited

Goldman, Sachs & Co.

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

Société Générale Corporate & Investment Banking

The Toronto-Dominion Bank

Wells Fargo Securities, LLC

Banca IMI S.p.A

BNY Mellon Capital Markets LLC

Banco Bilbao Vizcaya Argentaria, S.A.

Citigroup Global Markets Limited

Goldman, Sachs & Co.

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

Société Générale Corporate & Investment Banking

The Toronto-Dominion Bank

Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc. Banco Santander, S.A. Credit Suisse Securities (Europe) Limited Morgan Stanley & Co. International plc Sandler O’Neill & Partners, L.P.	ANZ Securities, Inc. Banco Santander, S.A. Credit Suisse Securities (Europe) Limited Morgan Stanley & Co. International plc Sandler O’Neill & Partners, L.P.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This final term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated March 6, 2015 and accompanying prospectus dated July 29, 2013.

We expect to deliver the securities described herein against payment on or about the Settlement Date, which will be the fifth business day following the date of the pricing of the securities (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the securities on the date of pricing or the next succeeding business day should consult their own advisor.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant prospectus in making their investment decisions. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas at 44-20-7595-8222, Deutsche Bank AG, London Branch at 44-20-7545-2761, HSBC Bank plc at 1-866-811-8049, J.P. Morgan Securities plc collect at 44-207-134-2468 or Mitsubishi UFJ Securities International plc at 44-20-7628-5555.